June 23, 2017

American Century Investment Trust
4500 Main Street
Kansas City, Missouri 64111

Ladies and Gentlemen:

I have acted as counsel to American Century Investment Trust, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the Trust’s Registration Statement on Form N-14 (File No. 033-65170) (the “Registration Statement”), which relates to the shares of beneficial interest of the Trust (the “Shares”) proposed to be issued in connection with the proposed reorganization between the Nomura High Yield Fund and the High Income Fund (the “Reorganization”).

In connection with rendering the opinions set forth below, I have examined the Registration Statement; the Trust’s Amended and Restated Agreement and Declaration of Trust and the current Bylaws, as reflected in the corporate records of the Trust; resolutions of the Board of Trustees of the Trust relating to the approval of the Reorganization and the authorization and issuance of the Shares; and such other documents as I deemed relevant. In conducting my examination, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity, accuracy and completeness of documents purporting to be originals and the conformity to originals of any copies of documents. I have not independently established any facts represented in the documents so relied on.

I am a member of the Bar of the State of Missouri. The opinions expressed in this letter are based on the facts in existence and the laws in effect on the date hereof and are limited to the laws (other than the conflict of law rules) of the Commonwealth of Massachusetts that in my experience are normally applicable to the issuance of shares by entities such as the Trust. I express no opinion with respect to any other laws.

Based upon and subject to the foregoing and the qualifications set forth below, it is my opinion that:

1.    The issuance of the Shares in connection with the Reorganization has been duly authorized by the Trust.

2.    When issued upon the terms provided in the Registration Statement, and assuming the continued valid existence of the Trust under the laws of the Commonwealth of Massachusetts, the Shares will be legally issued, fully paid and non-assessable. However, I note that shareholders of the Trust may, under certain circumstances, be held personally liable for the obligations of the Trust.

For the record, it should be stated that I am an employee of American Century Services, LLC, an affiliate of the Trust’s investment advisor.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement. I assume no obligation to advise you of any changes in the foregoing subsequent to the effectiveness of the Registration Statement. In giving my consent I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder. The opinions expressed herein are matters of professional judgment and are not a guarantee of result.

Very truly yours,

/s/ Ashley L. Bergus
Ashley L. Bergus
Corporate Counsel